Phone:	(215) 569-5734
Fax:	(215) 832-5734
Email:	schwartz-g@blankrome.com

May 17, 2013

Kimberly A. Browning
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Cornerstone Progressive Return Fund (the “Fund”)
SEC File Numbers: 333-187955 and 811-22066

Dear Ms. Browning:

On behalf of the Fund, this letter is in response to the comment letter dated May 15, 2013 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Fund’s registration statement on Form N-2 filed under the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), filed on April 17, 2013 (the “Registration Statement”).  Transmitted herewith is a copy of Pre-Effective Amendment #1 to the Registration Statement, including exhibits, for filing under the 1933 Act and the 1940 Act.

We have set forth below, in boldface type, the text of each comment, followed by the Fund’s responses.

General

1.           Comment.  This filing constitutes a new registration statement and, accordingly, was assigned a new 1933 Act file number of 333-187955. The filing refers to file number 333-180813. In any future filings, please use the correct Securities Act file number of 333-187955. Also, because this is a new registration statement under the Securities Act and not a post-effective amendment, the Securities Act Post-Effective Amendment box should be left blank, and no reference made to acceleration under Section 8(c) of the Securities Act.

Response:  The Fund acknowledges the Staff’s comment.

2.           Comment.  Please inform us whether all of the officers, directors, and beneficial owners of more than 10% of the Fund’s securities are current with the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

Kimberly A. Browning
May 17, 2013

Response:  To the best of the Fund’s knowledge, all officers, directors, and beneficial owners of more than 10% of the Fund’s securities are current with the ownership reports required by Section 16(a) of the Securities Exchange Act of 1934.

Prospectus

Summary

3.           Comment:  We note that Ultimus Fund Solutions, LLC, instead of serving as both the Administrator and Fund Account Agent, will now serve as just the Fund Account Agent and that AST Fund Solutions, LLC will serve as the Fund’s Administrator.  With respect to this change, please confirm that any related increase in fees is reflected in the fee table or revise the fee table accordingly.

Response:  The Fund confirms that, as a result of this change, the administration fees will actually decrease from 0.10% to 0.075%.  The “Summary of Fund Expenses” table on page 16 of the prospectus has been updated to reflect this change.

Federal Income Tax Matters

4.           Comment.  Please confirm that the Fund complies with the requirements of Section 19(a) of the 1940 Act when it provides distributions to its shareholders. In this regard, please confirm that the Fund makes a good faith estimate as to the components of any distributions it makes to shareholders.

Response:  The Fund confirms that it complies with the requirements of Section 19(a) of the 1940 Act when it makes distributions to its shareholders.  In this regard, the Fund confirms that it makes a good faith estimate as to the components of distributions it makes to its shareholders.  Notices containing such information are also posted to the Fund’s website, www.cornerstoneprogressivereturnfund.com, on a monthly basis.

5.           Comment:  The Fund continues to have historic returns of capital ("ROC") per share of $.41, $2.30, $2.30, $.40. $.63, and $.70 from 2007 to 2012 respectively. Please expand the disclosure on page 50 to state that the Fund and its management do not believe that the Fund will be subject to substantial penalties if it utilizes its best efforts to determine the tax characterization of its distributions as soon as practicable following the close of the year to comply with IRS Form 8937, Report of Organizational Actions Affecting Basis of Securities with the Internal Revenue Service and Section 6045B of the IRC. Has the Fund posted the requisite information on its website? If yes, please indicate this in the disclosure.

Kimberly A. Browning
May 17, 2013

Response:  The Fund has added the italicized language set forth below to the disclosure on page 50 of the prospectus:

As the Fund will generally not be able to determine whether a distribution during the year will be out of its earnings and profits (and, therefore, whether such distribution should be treated as a dividend or an ROC Distribution for these purposes) until the close of the tax year, the Fund does not intend to file Form 8937 until after the end of the current calendar year.  Based on the limited interpretive guidance currently available, the Fund believes that its treatment of ROC Distributions and its current intended action regarding Form 8937 continue to be consistent with the requirements of Form 8937, Section 6045B and the Treasury Regulations thereunder.  The Fund intends to utilize its best efforts to determine the tax characterization of the Fund’s distributions as soon as practicable following the close of the year and timely comply with the abovementioned Section 6045B requirements, to the extent applicable.  The Fund and its management do not believe that the Fund will be subject to substantial penalties if it utilizes its best efforts to determine the tax characterization of its distributions as soon as practicable following the close of the year to comply with Form 8937 and Section 6045B. The Fund may be subject to substantial penalties to the extent that it fails to timely comply with its Section 6045B reporting obligations.  Each Shareholder is urged to consult its own tax advisor regarding the application of Section 6045B to its individual circumstances.  A copy of the Fund’s most recently filed Form 8937 is available on the Fund’s website, www.cornerstoneprogressivereturnfund.com.

In addition, the Fund confirms that it has posted on its website, www.cornerstoneprogressivereturnfund.com, the requisite information regarding the Fund’s tax characterization of its distributions to shareholders.

Kimberly A. Browning
May 17, 2013

Closing

Comment.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:  The Fund acknowledges the Staff’s comment.

Comment.  Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Fund acknowledges the Staff’s comment and will provide a letter to such effect at the time it requests acceleration of the Registration Statement’s effective date.

Should you have any questions or comments regarding the above, please contact me at (215) 569-5734.

Sincerely
/s/ Geoffrey D. Schwartz
Geoffrey D. Schwartz